

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 18, 2006

Zak W. Elgamal
Chief Executive Officer
Asah Corp.
10039 Bissonnet #250
Houston, TX 77036-7852

> **Re:** **Asah Corp.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 5, 2006**
> **File No. 333-133842**

Dear Mr. Elgamal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 1

1. Please refer to your line item titled "General and Administrative Expenses." Please revise the numbers seen on this line to capture the same metric for all periods presented, and if necessary, revise the title of this line item to be consistent with the title used on the face of your financial statements. Please consider presenting total operating expenses for all periods, as you are currently presenting for the annual periods, since we believe this measure is useful to your readers.

If it is determined that the shares issued to our shareholders . . . , page 6

2. Please disclose the amount of your potential exposure to liability for the sale of shares that may have been made in a manner that is not consistent with the federal securities laws.

Directors, Executive Officers, Promoters and Control Persons, page 16

3. You disclose that Jaime Olmo-Rivas is NOT the Vice President of your wholly owned subsidiary, yet elsewhere in the prospectus you state otherwise. Please clarify.

Results of Operations for the Three and Six Months Ended June 30, 2006, pages 29 and 30

4. We reissue comment 4 from our letter dated July 24, 2006. In this regard, we note that your interim analysis of results of operations continues to address solely the portion of your total operating expenses that you call general and administrative expenses. Please revise your interim analysis to instead address your total operating expenses. We note that your analysis of annual results addresses your total operating expenses, not just the portion that you call general and administrative expenses, and we believe that total operating expenses is a more meaningful measure to analyze.

5. In your response to comment 44 from our letter dated June 1, 2006, you stated that as of June 6, 2006, you had collected $1.9 million of outstanding accounts receivable as of December 31, 2005. Given that your net accounts receivable balance at December 31, 2005 was $1.6 million, you appear to have collected approximately $300,000 of accounts receivable that you had originally deemed to be uncollectible. Please help us to reconcile your collection of $300,000 of accounts receivable that you had previously deemed to be uncollectible with the disclosures in your audited financial statements indicating that your provisions for uncollectible accounts were $88,190 during 2005 and $66,178 during 2004, since we would expect your provisions to be significantly higher based on your recoveries of $300,000. Please revise your interim MD&A analysis to more clearly address your collection of accounts that you had previously deemed uncollectible and to disclose in which years you recorded the related bad debt expense to write off those accounts. We note your disclosures on page 31.

6. We assume that you reflected the bad debt expense related to the $300,000 of accounts receivable that you had previously deemed to be uncollectible, but were subsequently collected during 2006, in your operating expenses at the time that you deemed those accounts to be uncollectible. We further assume that you reflected the subsequent collection of these previously written off accounts as a contra-expense within your operating expenses during 2006. Please confirm our

assumptions, or tell us how you otherwise accounted for the recording of bad debt expense in prior periods and the subsequent collection of previously written off accounts in 2006. Please revise your interim MD&A analysis of results to quantify and analyze the impact of these subsequent collections on your results.

Results of Operations for the Twelve Months Ended December 31, 2005, page 31

7. We note the revisions to your analysis of revenues. We read that your "net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (gross charges)." We assume that this sentence is incomplete, and that you meant to provide a disclosure similar to that seen in your revenue recognition footnote, which states that "net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (gross charges), *less estimated discounts for insurance reimbursements and 100% allowances principally for patients covered by Medicare and Medicaid*." Please revise or advise.

Liquidity and Capital Resources, page 32

8. We note your response to comment 6 from our letter dated July 24, 2006. Please discuss your account receivable collections and the reasons why some of the collections take up to 180 days.

Financial Statements for the Six Months Ended June 30, 2006

Note 1(D) – Use of Estimates, page 5

9. We note that in response to comment 11 from our letter dated July 24, 2006, you have deleted your previous statement indicating that you reduced your estimate of a valuation allowance by approximately $190,000 during the quarter ended March 31, 2006. Please tell us whether this previous disclosure was true. If the previous disclosure was incorrect, please tell us what the correct disclosure would have said. If you reduced one of your valuation allowances during the quarter ended March 31, 2006, please provide us with the information that we previously requested in our prior comment 11.

Financial Statements for the Year Ended December 31, 2005

Statements of Cash Flows, page 5

10. We note your response to comment 13 from our letter dated July 24, 2006. Based on your response, it is unclear to us that you have correctly accounted for the merger between ASAH Corp. and ASA. Please refer to paragraphs D16 and D17 of SFAS 141. Please explain to us how you determined that it was appropriate to not restate periods prior to the merger in a manner similar to pooling, and how

you determined that you did not need to eliminate intercompany transactions such as loans between the two merged entities from those prior periods. Alternatively, revise your financial statements to eliminate intercompany transactions from periods prior to the merger and provide us with a detailed supplemental explanation of everything that you changed in your financial statements.

Note 2 – Accounts Receivable, page 9

11. We note the revisions to your filing in response to comment 18 from our letter dated July 24, 2006. We have the following comments:

- In light of your provisions for doubtful accounts in 2004 and 2005, it is unclear to us why the balance of your allowance for doubtful accounts at December 31, 2005 was zero. This matter is also unclear to us since your amended December 31, 2005 Form 10-KSB filed on July 7, 2006 indicated that you had a balance of $617,149 for your allowance for doubtful accounts at December 31, 2005, and an allowance of $617,149 is consistent with the rollforward of your accounts receivable that you supplementally provided to us. Please advise and revise as necessary.
- If your current disclosure of a zero balance for your allowance for doubtful accounts at December 31, 2005 is correct, given that you are also reflecting a zero balance for your allowance for doubtful accounts at June 30, 2006, please explain to us why your March 31, 2006 10-QSB reflected an allowance for doubtful accounts of $617,491.
- If your current disclosure of a zero balance for your allowance for doubtful accounts at December 31, 2005 is incorrect, please tell us whether the similar disclosure in your June 30, 2006 financial statements that indicates that you had a zero balance for your allowance for doubtful accounts in 2006 is also incorrect, and revise as necessary.

12. We note the rollforward of accounts receivable that you provided in response to comment 19 from our letter dated July 24, 2006. As previously requested, please provide us with a similar rollforward for 2004. Also, please provide us with a similar rollforward for 2006 that agrees to the interim financial statements included in your Form SB-2.

Note 8 (A) – Stock Issued for Services, page 13

13. We note your response to comment 20 from our comment letter dated July 24, 2006. Please revise your disclosure concerning the grant of 7.9 million shares of common stock to management in July 2005 to indicate, if true, that the value of these shares was based on the par value of the stock, which management deemed to approximate the fair market value of the stock on the date of grant because the company at that date had no assets or operations and there was no public market for your stock. Given the relatively large number of shares issued as stock

>compensation, we believe that it is important to disclose your methodology for valuing this stock to your readers.

Part II. Item 26. Recent Sales of Unregistered Securities

14. We note your response to comment 22 from our letter dated July 24, 2006. Please revise your disclosure in this section accordingly.

As appropriate, please amend your registration statement in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson at (202) 551-3737 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
     Anslow & Jaclin, LLP
     195 Route 9 South, Suite 204
     Manalapan, NJ 07726